# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Generation Essentials Group, CIK 0002053456
CUSIP: G38268101
Title of class of securities: Class A ordinary shares, par value US$0.0000000264856557377049 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001765856
Persons authorized to receive notices and communications: Samuel Chau, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597

## Reporting persons
- AMTD Group Inc. (CIK 0001765856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 45,307; shared voting power 236,341,360; sole dispositive power 45,307; shared dispositive power 236,341,360; aggregate amount beneficially owned 236,386,667 (95.7% of the class)
  Comment: Note to Rows (7) and (9) - Representing 45,307 Class A ordinary shares directly held by AMTD Group Inc.
  
  Note to Rows (8) and (10) - Representing (i) 18,425,068 Class A ordinary shares directly held by AMTD IDEA Group, and (ii) 213,630,381 Class A ordinary shares and 4,285,911 Class B ordinary shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc. AMTD Group Inc. holds 33.2% of the issued and outstanding share capital of AMTD IDEA Group, representing 46.7% of the total outstanding voting power of the ordinary shares of AMTD IDEA Group. AMTD IDEA Group beneficially owns 62.3% of the issued and outstanding share capital of AMTD Digital Inc., representing 94.4% of the total outstanding voting power of the ordinary shares of AMTD Digital Inc.
  
  Note to Row (13) - Representing 96.7% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 247,091,451 issued and outstanding ordinary shares (consisting of 242,805,540 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of November 2, 2026, after giving effect to the issuance of 198,630,381 Class A ordinary shares to AMTD Digital Inc. on November 2, 2026, and assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of November 2, 2026, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of the Issuer, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.
- AMTD IDEA Group (CIK 0001769731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 236,341,360; shared voting power 0; sole dispositive power 236,341,360; shared dispositive power 0; aggregate amount beneficially owned 236,341,360 (95.6% of the class)
  Comment: Note to Rows (7) and (9) - Representing (i) 18,425,068 Class A ordinary shares directly held by AMTD IDEA Group, and (ii) 213,630,381 Class A ordinary shares and 4,285,911 Class B ordinary shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc. AMTD IDEA Group beneficially owns 62.3% of the issued and outstanding share capital of AMTD Digital Inc., representing 94.4% of the total outstanding voting power of the ordinary shares of AMTD Digital Inc.
  
  Note to Row (13) - Representing 96.7% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 247,091,451 issued and outstanding ordinary shares (consisting of 242,805,540 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of November 2, 2026, after giving effect to the issuance of 198,630,381 Class A ordinary shares to AMTD Digital Inc. on November 2, 2026, and assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of November 2, 2026, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of the Issuer, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.
- AMTD Digital Inc. (CIK 0001809691): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 217,916,292; shared voting power 0; sole dispositive power 217,916,292; shared dispositive power 0; aggregate amount beneficially owned 217,916,292 (88.2% of the class)
  Comment: Note to Rows (7) and (9) - Representing 213,630,381 Class A ordinary shares and 4,285,911 Class B ordinary shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc.
  
  Note to Row (13) - Representing 91.1% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 247,091,451 issued and outstanding ordinary shares (consisting of 242,805,540 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of November 2, 2026, after giving effect to the issuance of 198,630,381 Class A ordinary shares to AMTD Digital Inc. on November 2, 2026, and assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of November 2, 2026, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of the Issuer, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0000000264856557377049 per share
Name of issuer: The Generation Essentials Group
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Comment:
This statement on Schedule 13D (this "Statement") relates to the Class A ordinary shares, par value US$0.0000000264856557377049 per share (the "Class A Ordinary Shares"), of The Generation Essentials Group, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to twenty votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

The Issuer's Class A Ordinary Shares are listed on the New York Stock Exchange under the symbol "TGE."

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership of the Class A Ordinary Shares of the Issuer on a Schedule 13G filed with the SEC on February 17, 2026 pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons are now filing this Statement on Schedule 13D because, on November 2, 2026, AMTD Digital Inc. acquired 198,630,381 newly issued Class A Ordinary Shares of the Issuer, as described in Item 3 below, and as a result the Reporting Persons acquired beneficial ownership during the preceding 12 months of more than 2% of the outstanding Class A Ordinary Shares of the Issuer.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed jointly by AMTD Group Inc. ("AMTD Group"), AMTD IDEA Group and AMTD Digital Inc. ("AMTD Digital" and, together with AMTD Group and AMTD IDEA Group, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning any other Reporting Person except as otherwise provided in Rule 13d-1(k).
Residence or business address:
AMTD Group Inc. is a British Virgin Islands company. AMTD Group Inc. is a conglomerate with core business portfolio spanning across financial services, digital solutions, media and culture, education and training, and premium assets and hospitality sectors. The principal executive offices of AMTD Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

AMTD IDEA Group is a Cayman Islands company. AMTD IDEA Group is listed on the New York Stock Exchange and the Singapore Exchange and is controlled by AMTD Group Inc. The principal business office of AMTD IDEA Group is located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

AMTD Digital Inc. is a Cayman Islands company. AMTD Digital Inc. is listed on the New York Stock Exchange and is controlled by AMTD IDEA Group. The principal business office of AMTD Digital Inc. is located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
AMTD Group Inc.: British Virgin Islands
AMTD IDEA Group: Cayman Islands
AMTD Digital Inc.: Cayman Islands

The citizenship of each person listed on Schedule A is as set forth in Item 2(c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 21, 2026, AMTD Digital and the Issuer entered into an Asset Transfer and Share Issuance Agreement (the "Asset Transfer Agreement"), pursuant to which AMTD Digital agreed to transfer to the Issuer its interests in four hotel assets, consisting of the AMTD IDEA Tribeca Hotel, a 50% equity interest in the hotel operations of the Ritz-Carlton, Perth, and 100% of the share capital of the entities holding the hotel operations of Regalia Kuala Lumpur and Dao By Dorsett North London (collectively, the "Target Assets"), for an aggregate purchase price of US$209,766,000. The purchase price was satisfied in full by the issuance by the Issuer to AMTD Digital on November 2, 2026 of 198,630,381 newly issued Class A Ordinary Shares (the "Consideration Shares"), determined based on the 30-day volume-weighted average price of the Issuer's shares on the New York Stock Exchange for the thirty trading days ending on May 29, 2026.

The foregoing description of the Asset Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Asset Transfer Agreement, which is incorporated herein by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K furnished with the SEC on November 6, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as set forth in this Statement or in the transaction document described herein, none of the Reporting Persons nor, to the best of their knowledge, any person named in Schedule A hereto, has any present plans or proposals to acquire additional securities of the Issuer. Each of the Reporting Persons and the person named in Schedule A hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) by and among the Reporting Persons, or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement, dated November 6, 2026, by and among AMTD Group Inc., AMTD IDEA Group and AMTD Digital Inc.
99.2 Asset Transfer and Share Issuance Agreement, dated October 21, 2026, between AMTD Digital Inc. and The Generation Essentials Group

## Signatures
- AMTD Group Inc.: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (11/06/2026)
- AMTD IDEA Group: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (11/06/2026)
- AMTD Digital Inc.: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (11/06/2026)